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                                   EXHIBIT 1


                       TRANSATLANTIC PETROLEUM CORP. NEWS

NIGERIAN AGREEMENTS REACHED; ACCELERATION WELL TO BE DRILLED

FOR IMMEDIATE RELEASE
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Calgary, Alberta (March 5, 2001) - TransAtlantic Petroleum Corporation
(TSE:TNP.U) announces the following update regarding its activities.

The Company is pleased to announce that it has reached agreement to settle both the arbitration proceeding against its OML 109 Nigerian partner as well as the collection proceeding against the Nigerian partner's Chairman. As part of the settlement, Atlas Petroleum, the Nigerian partner and operator of OML 109, will assume the obligation to repay the outstanding debt currently at US$6.7 million. In addition, the agreement resolves the various disputes under the Joint Operating Agreement with Atlas; accordingly the arbitration proceeding will now be withdrawn. Resolution of the arbitration provides the Company the commercial assurance to facilitate further exploration and development of OML 109, offshore Nigeria. The Company owns a 60% before payout and 30% after payout interest in OML 109. Under the settlement terms, the Company will receive 70% of Atlas' before payout interest to apply against the outstanding loan. Accordingly, until the Atlas loan is repaid in full, the Company will receive 88% and Atlas 12% of the net revenues from the sale of production.

As part of the further development of OML 109, the Company is pleased to announce an acceleration well will now be drilled in the Ejulebe field in April or May, subject to rig availability. The Ejulebe No. 6 well is required to accelerate production from, and drain the remaining reserves in the Ejulebe field before the FPSO terminal tanker that handles the Ejulebe crude departs in late 2003. Current production of 4,000 BOPD is expected to increase to more than 6,000 BOPD once the Ejulebe No. 6 well starts production. All of the costs of the well will be financed by the Ejulebe field's service contractor, Nexen Nigeria Oilfield Services and will be treated as operating costs under the service fee formula. The Company anticipates it will begin to realize net cash flow from the Ejulebe field toward the end of this year, provided the Ejulebe field production increases as expected and oil prices remain above $US20 per barrel (for Brent crude).


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In Texas, the trial date for the lawsuit against Weatherford by the working interest owners has been rescheduled for September 4, 2001. In March 1999, the working interest owners together with the operator, Baytech, Inc., filed a lawsuit against Weatherford in state court in Pecos County, Texas. The lawsuit against Weatherford seeks compensatory damages, exemplary damages and attorney fees as a consequence of pipe failures of pipe supplied by Weatherford. Discovery is ongoing. The parties have agreed to a mediation of the case March 7 and 8 to explore settlement possibilities.

In an effort to mitigate its damages, Weatherford took over operations of the Winfield Ranch 17 1E well in September 2000 and is attempting to sidetrack the well into the Ellenburger formation, at its sole risk and expense. Weatherford kicked off the sidetrack at 21,540 feet and as of February 28, 2001, had reached 24,199 feet for a total of 2,659 feet drilled from the kick off point. The sidetrack will attempt to reach the Ellenburger Formation that was encountered at 24,630 in the original wellbore. Drilling progress has been intermittent of late due to downhole mechanical difficulties. TransAtlantic has an 11.91 % before payout and a 12.57 % after payout working interest in the Winfield Ranch 17 1E well.

TransAtlantic is engaged in the exploration, development and production of crude oil and natural gas in Egypt, Nigeria and in the USA.

(NO STOCK EXCHANGE, SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.)

CONTACTS:
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BARRY D. LASKER - (713) 626-9373
SCOTT LARSEN    - (713) 626-9373
INTERNET: HTTP://WWW.TAPCOR.COM

This press release includes projections and other "forward-looking" statements. All statements other than statements of historical facts included in this press release, including statements regarding production from the Ejulebe field and the Winfield Ranch well and lawsuit are forward-looking statements. The statements involve risks that could significantly impact TransAtlantic Petroleum Corp. These projections and statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given that these events will occur or that these projections will be achieved and actual results could differ materially from those projected. Important factors that could cause actual results to differ from the Company's expectations include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geological data, competition, reduced availability and costs of drilling and other well services, fluctuations in oil and gas prices, government regulation and foreign political risks, as well as other risks.


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